================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

   CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA
                                   CRESUD INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                   COMMON STOCK, PAR VALUE 1.00 PESO PER SHARE
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                         (Title of class of securities)


                                    226406106
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                                 (CUSIP number)


                                JOSEPH A. ORLANDO
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                          LEUCADIA NATIONAL CORPORATION
                              315 PARK AVENUE SOUTH
                            NEW YORK, NEW YORK 10010

                                 WITH A COPY TO:

                            ANDREA A. BERNSTEIN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
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       (Name, address and telephone number of person authorized to receive notices and communications)


                                DECEMBER 30, 2003
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             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                         (Continued on following pages)
                               (Page 1 of 6 pages)
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

---------------------------------------------------------              -------------------------------------------------------
CUSIP No.  226406106                                          13D
---------------------------------------------------------              -------------------------------------------------------
------------------- ----------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          Nead Corporation
                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:
------------------- ----------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (see Item 2)                                   (a) [x]
                                                                                                                      (b) [_]
------------------- ----------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ----------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                N/A

------------------- ----------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):               [_]
------------------- ----------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              Delaware

------------------------------ ------- ---------------------------------------------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           -0-
           SHARES
                               ------- ---------------------------------------------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         35,837,616 (see Item 5)
          OWNED BY
                               ------- ---------------------------------------------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      -0-
          REPORTING
                               ------- ---------------------------------------------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    35,837,616 (see Item 5)

------------------- ----------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        35,837,616 (see Item 5)

------------------- ----------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                [_]

------------------- ----------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  17.5%  (see Item 5)

------------------- ----------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          CO

------------------- ----------------------------------------------------------------------------------------------------------





                                       2

---------------------------------------------------------              -------------------------------------------------------
CUSIP No.  226406106                                          13D
---------------------------------------------------------              -------------------------------------------------------

------------------- ----------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          Leucadia National Corporation
                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:
------------------- ----------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (see Item 2)                                   (a) [x]
                                                                                                                      (b) [_]
------------------- ----------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ----------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                N/A

------------------- ----------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):               [_]
------------------- ----------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              New York

------------------------------ ------- ---------------------------------------------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           -0-
           SHARES
                               ------- ---------------------------------------------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         35,837,616 (see Item 5)
          OWNED BY
                               ------- ---------------------------------------------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      -0-
          REPORTING
                               ------- ---------------------------------------------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    35,837,616 (see Item 5)

------------------- ----------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        35,837,616 (see Item 5)

------------------- ----------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                [_]

------------------- ----------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  17.5%  (see Item 5)

------------------- ----------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          CO

------------------- ----------------------------------------------------------------------------------------------------------


Item 1.    Security and Issuer.
           -------------------

           This Statement constitutes Amendment No. 1 to the Statement on
Schedule 13D (the "Schedule 13D") filed by Leucadia National Corporation ("Leucadia") and its subsidiary, Nead Corporation ("Nead" and together with Leucadia, the "Beneficial Owners") relating to the common stock, par value 1.00 Peso per share (the "Cresud Common Stock"), of Cresud Sociedad Anonima Comercial, Inmobiliaria, Financiera y Agropecuaria, an Argentine corporation ("Cresud"). The address of the principal executive office of Cresud is Av. Hipolito Yrigoyen 440, 3rd floor, (C1086 AAF) Buenos Aires, Argentina. Unless otherwise indicated, all capitalized terms used herein have the meaning ascribed to them in the Schedule 13D.

Item 3.    Source and Amount of Funds or Other Consideration.
           -------------------------------------------------

           On January 23, 2006, Nead received a distribution of $283,333.25 and 99,167 Units in its capacity as a stockholder of Ifis Limited, itself a holder of Units of Cresud. The Beneficial Owners did not use any funds to acquire the Units.

Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

           (a) As of February 23, 2006, assuming the full conversion by Nead of the Notes and the exercise of the Warrants included in the Units owned by Nead, and after giving effect to the sale of 1,000,000 Units to Eduardo S. Elsztain on December 30, 2003 pursuant to the Call Right (but assuming no exercise of outstanding Warrants by any other holder), the Beneficial Owners would beneficially own the following shares of Cresud Common Stock:

                (i) Nead would be the direct owner of 35,837,616 shares of Cresud Common Stock representing approximately 17.5% of the Cresud Common Stock that would be outstanding if no other holder were to convert any Notes or exercise any Warrants based on 169,261,208 shares of Cresud Common Stock reported by Cresud as being outstanding on February 10, 2006.

                (ii) By virtue of its ownership of all of the outstanding shares of Nead, for purposes of this Schedule 13D, Leucadia may be deemed to share voting and dispositive power with respect to the shares of Cresud Common Stock beneficially owned by Nead, and therefore may be deemed to be a beneficial owner of all of the shares of Cresud Common Stock beneficially owned by Nead.

                (iii) By virtue of their ownership of Leucadia common shares and their positions with Leucadia, for purposes of this Schedule 13D, Mr. Cumming and Mr. Steinberg may be deemed to share voting and disposition powers with respect to the shares of Cresud Common Stock beneficially owned by Leucadia and therefore may be deemed to be beneficial owners of all of the shares of Cresud Common Stock beneficially owned by Leucadia.

                (iv) Except as set forth in Paragraph (i) through (iii) of this
Item 5(a), to the best knowledge of the Beneficial Owners, none of the other persons identified pursuant to Item 2 above beneficially owns any shares of Cresud Common Stock.

           (b) Item 5(a) is incorporated herein by reference.

           (c) Except as otherwise described herein, none of the persons identified pursuant to Item 2 above has effected any transactions in Cresud Common Stock during the past sixty days.

           (d) Not applicable.

           (e) Not applicable.

Item 7.    Material to be Filed as Exhibits.
           --------------------------------

           1. Agreement among the Beneficial Owners with respect to the filing of this Amendment No. 1 to Schedule 13D.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  February 23, 2006


                          NEAD CORPORATION

                          BY: /s/ Joseph A. Orlando
                              -------------------------------------------------
                              Name: Joseph A. Orlando
                              Title: Vice President


                          LEUCADIA NATIONAL CORPORATION

                          BY: /s/ Joseph A. Orlando
                              -------------------------------------------------
                              Name: Joseph A. Orlando
                              Title: Vice President and Chief Financial Officer
















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